Coca-Cola Bottling Co. Consolidated

4100 Coca-Cola Plaza

Charlotte, NC 28211

Via EDGAR (Correspondence)

November 3, 2006

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Re:	Coca-Cola Bottling Co. Consolidated
Form 10-K for Fiscal Year Ended January 1, 2006
Filed March 16, 2006
File No. 0-9286

Dear Mr. Moran:

This letter is submitted in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K of Coca-Cola Bottling Co. Consolidated (the “Company”) for the year ended January 1, 2006, as set forth in your letter dated October 19, 2006.

For your reference, the Staff’s comment is provided herein in bold, with our response following the comment.

Notes to Consolidated Financial Statements, page 52

16. Capital Transactions, page 70

1.	We note your response to comment one in our letter dated July 24, 2006. We believe the two-class method of computing earnings per share (EPS) is applicable since you have two classes of common shares. We further believe that the two-class method is the appropriate method to allocate undistributed earnings for basic and diluted EPS calculations. Therefore, please revise your EPS presentation and apply the two-class method. If the revised EPS presentation is not materially different than historical EPS results the revision may be applied prospectively in your interim filing.

Please present separate basic and diluted EPS presentations for both Common and Class B Common Stock. In the basic EPS calculations, the numerators for both Common and Class B Common Stock will include the earnings already distributed to each respective class and a pro-rata allocation of the undistributed earnings. The denominators will consist of the outstanding shares for Common and Class B Common Stock, respectively, at the balance sheet date.

In the diluted EPS calculations, the numerator for the Common Stock calculation will consist of (i) the earnings already distributed to Common Stock, (ii) a dividend for all Class B shares assumed to be converted into Common Stock and (iii) a pro-rata allocation of undistributed earnings. In this calculation all undistributed earnings would be allocated to the Common Stock because it is assumed that all Class B shares are converted. Accordingly, the denominator will include all Common Stock and Class B shares. As it concerns Class B, the numerator will be calculated similarly with the exclusion of a dividend for Class B shares assumed converted into Common Stock. The denominator for dilutive Class B will consist of the outstanding Class B Common Stock at the balance sheet date.

Please also expand the current disclosure to discuss the application of the two-class method to Common and Class B Common Stock as well as:

•	the basis for the pro-rata allocations of undistributed earnings;

•	the Board’s historic practice of declaring dividends equally between classes;

•	Class B shareholders have the voting power to control the Board;

•	Class B shareholders have the ability to elect to convert Class B into Common Stock at their discretion; and

•	the articles of incorporation permit the Board to avoid declaring dividends to Class B common shares.

The Company agrees with the Staff of the Commission that the two-class method of computing EPS is applicable since we have two classes of common shares. We further agree with the Staff of the Commission that the two-class method is the appropriate method to allocate undistributed earnings for basic and diluted EPS calculations and that weighted average shares will be used in determining EPS. The revised EPS presentation is not materially different than historical EPS results; therefore, we will apply the two-class method prospectively in our consolidated financial statements in our Quarterly Report on Form 10-Q for the period ended October 1, 2006. Further, the Company will expand our disclosure to discuss the application of the two-class method to Common and Class B Common Stock as well as the additional information indicated by the Staff of the Commission above. EPS under the two-class method will be calculated as follows:

Numerator for basic net income per Common Stock and Class B Common Stock share:
{A}	Net income
Less dividends:
{B}	Common Stock
{C}	Class B Common Stock
{D}={A}-{B}-{C}	Total undistributed earnings

{E}={N}/({N}+{O})*{D}	Common Stock undistributed earnings – basic
{F}={O}/({N}+{O})*{D}	Class B Common Stock undistributed earnings – basic
{G}={E}+{F}={D}	Total undistributed earnings

{H}={B}+{E}	Numerator for basic net income per Common Stock share

{I}={C}+{F}	Numerator for basic net income per Class B Common Stock share

Numerator for diluted net income per Common Stock share:
{B}	Dividends on Common Stock
{C}	Dividends on Class B Common Stock assumed converted to Common Stock
{J}={P}/{P}*{D}	Common Stock undistributed earnings – diluted

{K}={B}+{C}+{J}	Numerator for diluted net income per Common Stock share

Numerator for diluted net income per Class B Common Stock share:
{C}	Dividends on Class B Common Stock
{L}={Q}/({N}+{Q})*{D}	Class B Common Stock undistributed earnings – diluted

{M}={C}+{L}	Numerator for diluted net income per Class B Common Stock share

Denominator for basic net income per Common Stock and Class B Common Stock share:
{N}	Common Stock weighted average shares outstanding – basic

{O}	Class B Common Stock weighted average shares outstanding – basic

Denominator for diluted net income per Common Stock and Class B Common Stock share:
{P}	Common Stock weighted average shares outstanding – diluted (assumes conversion of Class B Common Stock shares to Common Stock shares)

{Q}	Class B Common Stock weighted average shares outstanding – diluted

Net income per share – basic:
{R}={H}/{N}	Common Stock

{S}={I}/{O}	Class B Common Stock

Net income per share – diluted:
{T}={K}/{P}	Common Stock

{U}={M}/{Q}	Class B Common Stock

*    *    *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our conclusions and proposed disclosure. Please call me at 704-557-4219 if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/William J. Billiard
William J. Billiard
Vice President, Controller
Chief Accounting Officer